Mail Stop 3561

August 29, 2006

Mr. Kevin G. Moug
Chief Financial Officer
Otter Tail Corporation
215 South Cascade Street, Box 496
Fergus Falls, Minnesota

RE: **Otter Tail Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2005
      Form 10-Q for Quarterly Period Ended March 31, 2006
      Form 10-Q for Quarterly Period Ended June 30, 2006
      Filed March 15, 2006, May 10, 2006 and August 9, 2006
      File No. 0-368

Dear Mr. Moug:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Exhibit 13-A

Financial Statements

Consolidated Statements of Income

1. Your consolidated statements of operations include one revenue line item labeled
    "Operating revenues." Rule 5-03(1) of Regulation S-X requires that you state
    separately (a) net sales of tangible products; (b) operating revenues of public
    utilities or others; (c) income from rentals; (d) revenues from services; and (e)
    other revenues. Rule 5-03(2) of Regulation S-X requires you to state separately
    the associated costs and expenses. Please tell us your consideration of separately
    presenting these line items. To the extent you have provided such information in
    your segment note, please explain in detail.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Foreign Currency Translation

2. You disclose that the functional currency Idaho Pacific Holdings, Inc. ("IHP") is
    the Canadian dollar. You later disclose that all sales related to IHP are in U.S.
    dollars "so there is no foreign currency transaction gains or loss on receivables to
    be reported in [your] consolidated statements of operations." Foreign currency
    transactions are transactions denominated in a currency other than that entities
    functional currency pursuant to paragraph 15 of SFAS 52. Furthermore,
    paragraph 10 of that Statement requires remeasurement into the functional
    currency prior to translation. Accordingly, we do not understand why your
    accounting is in accordance with SFAS no. 52. Please explain.

Investments

3. Please explain why FIN 46 requires you to consolidate partnerships in which you
    already posses a majority interest. Furthermore, please provide us with a
    complete materiality analysis of the effect of not consolidating such partnerships
    on other aspects of your financial statements as opposed to total assets.

Note 2. Business Combinations, Dispositions and Segment Information

4. Since interest expense is included in your segment profit measure, "Earnings available for common shares," in future filings please disclose the interest expense allocated to each segment. Refer to paragraph 27 of SFAS 131.

5. Your "Other business operations" segment includes corporate general and administrative expenses that are not allocated to other segments. In future filings please disclose the nature and effect of any asymmetrical allocations to segments. Refer to paragraph 31(e) of SFAS 131. Please consider disclosing the total amount that is not allocated to other segments in this note and in your discussion of results of operations. In this regard, your "Other business operations" segment has reported negative earnings for all years presented. To the extent that these amounts allocated are not disclosed it is difficult to determine the profitability of the various businesses in this segment and the segment as a whole.

6. We note $14.5 million of goodwill is associated with your "Other business operations" segment. If so, please show us your impairment evaluation for 2005 that resulted in a charge of $1 million. If you used a component approach, please explain how each component constituted a business, discreet financial information was available and was used by management of "Other business operations". Similarly, narratively explain to us how you evaluate goodwill on your other segments and whether you utilize a component approach or whether the segment constitutes the reporting unit and the reasons for your approach. If a component approach was used, tell us whether you combined components and, if so, how you evaluated the similar economic characteristics. We may have further comment.

Note 6. Common Shares and Earnings Per Share

7. In future filings please disclose, with quantification, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

Note 11. Pension Plan and Other Postretirement Benefits

8. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Sr. Asst. Chief Accountant